Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                           September 16, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

         Re:     The AllianceBernstein Funds
                 Preliminary Proxy Statement

         AllianceBernstein Balanced Shares, Inc.
             (File Nos. 2-10988 and 811-00134)
         AllianceBernstein Blended Style Series, Inc.
             (File Nos. 333-87002 and 811-21081)
         AllianceBernstein Bond Fund, Inc.
             (File Nos. 2-48227 and 811-2383)
         AllianceBernstein Cap Fund, Inc.
             (File Nos. 2-29901 and 811-01716)
         AllianceBernstein Core Opportunities Fund, Inc.
             (File Nos. 333-90261 and 811-09687)
         AllianceBernstein Corporate Shares
             (File Nos. 333-112207 and 811-21497)
         AllianceBernstein Diversified Yield Fund, Inc
             (File Nos. 33-63797 and 811-7391)
         AllianceBernstein Equity Income Fund, Inc.
             (File Nos. 33-66630 and 811-7916)
         AllianceBernstein Exchange Reserves
             (File Nos. 33-74230 and 811-08294)
         AllianceBernstein Fixed-Income Shares, Inc.
             (File Nos. 33-34001 and 811-06068)
         AllianceBernstein Global Bond, Inc.
             (File Nos. 33-45328 and 811-06554)
         AllianceBernstein Global Growth Fund, Inc.
             (File Nos. 333-85164 and 811-21064)
         AllianceBernstein Global Real Estate Investment Fund, Inc.
             (File Nos. 333-08153 and 811-07707)
         AllianceBernstein Global Thematic Growth Fund, Inc.
             (File Nos. 2-70427 and 811-03131)
         AllianceBernstein Greater China '97 Fund, Inc.
             (File Nos. 333-26229 and 811-08201)
         AllianceBernstein Growth and Income Fund, Inc.
             (File Nos. 2-11023 and 811-00126)
         AllianceBernstein High Income Fund, Inc.
             (File Nos. 33-72460 and 811-08188)
         AllianceBernstein International Growth Fund, Inc.
             (File Nos. 33-76598 and 811-08426)
         AllianceBernstein Large Cap Growth Fund, Inc.
             (File Nos. 33-49530 and 811-06730)
         AllianceBernstein Municipal Income Fund, Inc.
             (File Nos. 33-7812 and 811-04791)
         AllianceBernstein Municipal Income Fund II .
             (File Nos. 33-60560 and 811-07618)
         AllianceBernstein Small/Mid Cap Growth Fund, Inc.
             (File Nos. 2-10768 and 811-00204)
         AllianceBernstein Trust
             (File Nos. 333-51938 and 811-10221)
         The AllianceBernstein Portfolios
             (File Nos. 33-12988 and 811-05088)


Dear Ms. Stirling:


       This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the Preliminary Proxy Statement of the Funds referred to above (the "Funds" and each, a "Fund"), as provided orally to Erin Loomis of this office on September 8, 2010. The Staff's comments and our responses are discussed below.

Comment 1:   Proposal  One:  Election  of  Directors. In the table of directors, interested directors should be listed separately from disinterested directors (see Item 22(b), Instruction 3).

Response:    We have revised the disclosure in response to this comment.

Comment 2:   Proposal  2.A.:  Amendments  to  Investment  Advisory Agreements of
             Certain   Funds   to   Conform  Fee  Measurement  Periods.  Include
             information requested in Item 22(c), as applicable, including the following:

                    (a)  Briefly  describe  the terms of the contract, including
             the   rate   of   compensation  of  the  investment  adviser  (Item
             22(c)(1)(ii)).

                    (b) State the aggregate amount of the investment adviser's fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year of the Fund (Item 22(c)(1)(iii)).

                    (c) State the name, address and principal occupation of the principal executive officer and each director or general partner of the investment adviser (Item 22(c)(2)).

                    (d) State the names and address of all Parents of the investment adviser and show the basis of control of the investment adviser and each Parent by its immediate Parent (Item 22(c)(3)).

                    (e) Describe the nature of the action to be taken on the investment advisory contract and the reasons thereof, the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract (Item 22(c)(8)).

                    (f) If a change in the investment advisory fee is sought, state (i) the aggregate amount of the investment adviser's fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between the aggregate amounts stated in response to (i) and (ii) as a percentage of the amount stated in response to (i) (Item 22(c)(9)).

                    (g) If the investment adviser acts as such with respect to any other Fund having a similar investment objective, identify and state the size of such other Fund and the rate of the investment adviser's compensation. Also individuate for any Fund identified whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract (Item 22(c)((10)).

                    (h) Discuss the material factors and the conclusion with respect thereto that form the basis for the recommendation of the board of directors that the shareholders approve an investment advisory contract (Item 22(c)(11)).

                    (i) For the most recently completed fiscal year, state (i) the aggregate amount of commissions paid to any affiliated broker; and (ii) the percentage of the Fund's aggregate brokerage commission paid to any such affiliated broker (Item 22(c)(13)).

                    (j) Disclose the amount of fees paid by the Fund to the investment adviser, its affiliated persons or any affiliated person of such person during the most recent fiscal year for services provided to the Fund. State whether these services will continue to be provided after the investment advisory contract is approved (Item 22(c)(14)).

Response:   We  have  not revised the disclosure in response to this comment. As
            we   discussed   with  you,  the  proposal  does  not  request  that
            shareholders approve a new investment advisory agreement, a changed investment advisory fee or a new adviser. Rather, the proposal is limited to a request that shareholders approve an amendment to the advisory agreement that would change the measurement period for calculating the advisory fee, which has resulted in anomalous discrepancies between the contractual fee rate and the effective fee rate. The current measurement period varies from the standard measurement period in other of the AllianceBernstein Fund investment advisory agreements and from industry practice. We do not believe that disclosure regarding the adviser and the investment advisory agreement are relevant to this proposal. We have included a statement that additional information about the Adviser is available in the Funds' Statement of Additional Information on the adviser's
            Internet web site at www.alliancebernstein.com.

Comment 3:  Proposal  2.A.:  Amendments  to  Investment  Advisory  Agreements of
            Certain Funds to Conform Fee Measurement Periods. The Staff believes that the proxy should include a table showing the current and pro forma fees for the applicable Funds (see Item 22(a)(3)(iv)).

Response:   We  have  not  revised  the disclosure to include a fee table. As we discussed, we believe that the disclosure in the Proxy fully describes the effect of the change in the measurement period. Only one of the Funds to which the proposal applies would require a fee table because there would be a minor increase in the effective advisory fee of 0.01%. The other Fund's effective advisory fee rate would not change. Under these circumstances, we do not believe it is necessary to add seven fee tables to the Proxy statement because they would not serve to provide any additional useful information to a shareholder and would increase the expense of the Proxy Statement.

Comment 4:  Proposal  2.B.: Amendment to Investment Advisory Agreement of TAP to
            Permit Reimbursement to the Adviser of Certain Administrative Expenses. At the end of the second paragraph, it says that the
            directors   concurred  with  the  adviser  that  the  same  type  of
            reimbursement arrangement for administrative services expenses should apply to TAP as applies to the other Funds. Describe why the directors concurred with the adviser and discuss how the directors concluded that conforming the fee measurement period was in the Fund's benefit.

Response:   We have revised the disclosure in response to this comment.

Comment 5:  Proposal  2.B.: Amendment to Investment Advisory Agreement of TAP to
            Permit Reimbursement to the Adviser of Certain Administrative Expenses.

            (a) In the second paragraph after the TAP expense chart, it says that the directors agreed with the adviser's recommendation that it would be appropriate for the TAP Advisory Agreement to be amended to include the same provisions relating to administrative services expenses as those in the advisory agreements for most other Funds. Disclose why the directors agreed with the adviser to amend the TAP Advisory Agreement.

            (b)  The  Staff  believes  that  a table showing the current and pro
            forma   fees  should  be  included  under  this  section  (see  Item
            22(a)(3)(iv)).

Response:   We  have  revised the disclosure in response to this comment (a). We have  not revised the Proxy Statement in response to comment (b). As we  discussed  with  you, the proposal is to approve payments by the
            Portfolios  of  the  Fund  to the adviser for certain administrative services  provided to the adviser at the request of a Portfolio. The proposal  would  result  in  only  modest changes to the Portfolios'
            expense  ratios.  In some cases, these changes would not appear in a fee  table  because  the  change  resulted  in  an increase at three decimal  places,  but  not  two  decimal places as specified for fee table  disclosure.  We  included  a  chart showing the effect of the proposed  payments on the expense ratios for each of the Portfolios'
            Class  A  shares  to three decimal points. We believe that the chart and  related  disclosure fully informs shareholders of the effect of
            the   proposal  on  the  Portfolios'  expense  ratios.  Under  these circumstances, we do not believe it is necessary to add 40 fee tables to the Proxy Statement because they would not serve to provide any additional useful information to a shareholder and would increase the expense of the Proxy Statement.

Comment 6:  Proposal  3:  Amendments  to Declarations of Trust for Certain Funds
            Organized as Massachusetts Business Trusts. In the last paragraph of Subsection A, in addition to disclosing when Massachusetts law does not require a stockholder vote, also disclose when the 1940 Act requires a stockholder vote.

Response:   We have revised the disclosure in response to this comment.

Comment 7:  Proposal  4: Amendment and Restatement of Charters for Certain Funds
            Organized as Maryland Corporations. The Staff believes that a stockholder vote is needed for each individual proposed changed to the charter (see Rule 14a-4).

Response:   We  have  not revised the disclosure in response to this comment. As noted  in  the Letter to Registrant from Carolyn B. Lewis dated Feb.
            23, 1994 (the "Letter"), the staff has not objected to bundling proxy proposals under certain circumstances, including where the proposals are inextricably intertwined and would be impracticable to separate. We are requesting that shareholders approve an amended and restated charter. Separating out each change to the charters, most of which are intended to modernize the charters to conform to Maryland law and the 1940 Act, for a separate vote would be impracticable. The primary goal of this proposal is to achieve standardized charters for all of the AllianceBernstein Funds. The same proposal was submitted for approval in a 2005 Proxy but not all of the standardized charters were approved, primarily due to the recurring difficulty of achieving shareholder approval of fund proposals in response to proxy solicitations. We are resubmitting the proposal with respect to Funds that did not receive the requisite vote in 2005 because we believe standardized charters provide significant administrative efficiencies for the Funds as well as conforming to current law. Unbundling the proposals would not achieve these goals. We believe that it is consistent with the staff position in the Letter that the charter revisions be presented as one proposal.

Comment 8:  Proposal  4: Amendment and Restatement of Charters for Certain Funds
            Organized as Maryland Corporations. Disclose whether making the change discussed under the last bullet point of Subsection A (Series and Class Structure and Related Provisions - Clarifying that redeemed or otherwise acquired shares of stock of a series or class shall constitute authorized but unissued shares of stock of that series or class) would have any practical effect on the day-to-day management of the Fund.

Response:   We have revised the disclosure in response to this comment.

Comment 9:  Proposal  4: Amendment and Restatement of Charters for Certain Funds
            Organized as Maryland Corporations. Under Subsection C (Mandatory and Other Redemption Proposals), the third bullet point eliminates the current stockholder notice requirement. A discussion of the current notice requirement should be disclosed here.

Response:   We have revised the disclosure in response to this comment.

Comment 10: Proposal  4: Amendment and Restatement of Charters for Certain Funds
            Organized as Maryland Corporations. Under Subsection E.2. (Other Revisions for Specific Funds - Dividends and Distributions), there needs to be a discussion of whether there would be any actual affect on the Fund or shareholders.

Response:   We have revised the disclosure in response to this comment.

Comment 11: Proposal  4: Amendment and Restatement of Charters for Certain Funds
            Organized as Maryland Corporations. Under Subsection E.3. (Other Revisions for Specific Funds - Class Provisions), there needs to be a discussion of whether there would be any actual affect on the Fund or shareholders.

Response:   We have revised the disclosure in response to this comment.

Comment 12: Proposal  4: Amendment and Restatement of Charters for Certain Funds
            Organized as Maryland Corporations. Under Subsection E.4. (Other Revisions for Specific Funds - Stockholder Voting Provision), there needs to be a discussion of whether there would be any actual affect on the Fund or shareholders.

Response:   We  have  not  revised  the  disclosure  in response to this comment because we are adding quorum requirements to the charters that are currently included in the Funds' Bylaws. We believe that the discussion of this proposed revision makes it clear that there is no change in the quorum requirement.

Comment 13: Proposal  4: Amendment and Restatement of Charters for Certain Funds
            Organized as Maryland Corporations. Under Subsection E.6. (Other Revisions for Specific Funds - Board of Directors), there needs to be a discussion of whether there would be any actual affect on the Fund or shareholders.

Response:   We have revised the disclosure in response to this comment.

Comment 14: Proposal  4: Amendment and Restatement of Charters for Certain Funds
            Organized as Maryland Corporations. Under Subsection E.7. (Other Revisions for Specific Funds - Interested Persons Provisions), there needs to be a discussion of whether there would be any actual affect on the Fund or shareholders.

Response:   We have revised the disclosure in response to this comment.

Comment 15: Proposal  5:  Changes to Fundamental Policies Regarding Commodities.
            The commodities policy must be stated in the affirmative. The policy cannot be that the Fund may not purchase or sell commodities except to the extent allowed by applicable law and the Fund's Prospectus and Statement of Additional Information (SAI). The policy cannot refer out to the Prospectus and SAI because in doing so the Fund could be denying a shareholder vote if the policy did change.

Response:   We have revised the disclosure in response to this comment.

Comment 16: Proposal 6: Reclassification of Fundamental Investment Objectives of
            Certain Funds. The second paragraph says that "we intend to provide stockholders with advance notice", but the Staff believes this should be revised to say that "we will provide stockholders with advance notice".

Response:   We have revised the disclosure in response to this comment.

Comment 17: Last  Page of Proxy: Reports to Stockholders.- This section needs to be prominently displayed, as required by Item 22(a)(3)(iii).

Response:   We have revised the disclosure in response to this comment.

Comment 18: Appendix  A:  Outstanding Voting Shares. Note that shares need to be broken down by class. Also note either here or elsewhere in the proxy that each share is equal to one vote.

Response:   We have revised the disclosure in response to this comment.

Comment 19: Appendix  B:  Additional Information About Directors. Item 22(b)(13)
            requires compensation disclosure for the three highest paid Fund officers. This information should be disclosed either in this Appendix or elsewhere in the proxy statement.

Response:   We have revised the disclosure in response to this comment.

Comment 20: Proxy  Ballot:.  Voting  by  the  stockholders  for  changes  to the charters should be unbundled.

Response:   Consistent  with  our response to Comment 7, we have not revised the disclosure in response to this comment.

                                     * * *

    We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Funds may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

    If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                        Sincerely,


                                        /s/ Erin Loomis
                                        -------------------
                                        Erin Loomis

cc: Nancy Hay, Esq.
    Kathleen K. Clarke, Esq.